FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02045011


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 154 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2002

Platinum Group Metals Ltd. (SEC File No. 0-30306)
(Translation of Registrant's Name into English)

Suite 800 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________



May 27, 2002

Platinum Group Metals Ltd.
800 – 409 Granville Street
Vancouver, B.C.
V6C IT2

Attention: Christina Staples

Dear Sirs\Mesdames:

Re: Platinum Group Metals Ltd.

Thank you for your letter of May 24, 2002. TSX Venture has accepted, in principle, the acquisition of the mineral rights on the Oorlogsfontier & Tweepalk Farms.

Please confirm if the finder's fee is payable in cash and please advise the beneficial owners of GeoActiv Geological Services.

We confirm that the transaction is closing at the same time as the brokered private placement announced earlier and the Company will issue a news release announcing the acquisition. We will issue our Bulletin at that time accepting this transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: Document8

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: May 28, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing an Option Agreement with Wheaton River Minerals Ltd. pursuant to which Wheaton has the option to earn up to a 25% interest in two properties, known as the Shelby Lake and Lac des Iles River properties, located in the Lac des Iles region, Thunder Bay, Ontario. Consideration is $400,000 in exploration expenditures. The first option allows Wheaton to earn 10% interest in both properties for $200,000 exploration expenditures to be done immediately. Upon completion of the first option Wheaton has a right of conversion, exercisable for 15 days, which will allow Wheaton to set forth the amount of CEE Expenditures paid by them toward common shares at a price of $0.35. Platinum has a back-in right after completion of the first option if Wheaton has not chosen the right of conversion whereby Platinum can reacquire from Wheaton all of the title and interest in the properties by delivering common shares for the aggregate amount advanced by Wheaton with respect to CEE expenditures incurred by Platinum at a price of $0.35. If either Wheaton or Platinum choose the right of conversion or back-in right respectively, then the second option ($200,000 exploration expenditures to earn the additional 15% interest in the two properties) is no longer exercisable.

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Halt
BULLETIN DATE: June 3, 2002
Tier 2 Company

Effective at 10:47 a.m. PST, June 3, 2002, trading in the shares of the Company was halted at the request of the Company, pending an announcement.



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net Web Site: www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-33 *NEWS RELEASE* JUNE 3, 2002

PLATINUM GROUP METALS ACQUIRES HIGHLY PROSPECTIVE BUSVELD, PLATREEF AREA PROPERTIES SOUTH AFRICA

Platinum Group Metals Ltd. (PTM: TSX Venture Exchange) is pleased to announce that it has acquired the option to purchase 100% of two platinum properties, covering 4,573 hectares in the Northern limb or Platreef Area of the Bushveld Complex. The Bushveld Complex is the large geological feature that hosts most of the world's Platinum.

The first of the two groups is the War Springs Property located south directly along the Platreef contact, 17 kilometers from the currently producing Anglo PPRust Platinum Mine hosting more than 50 million ounces of PGE resources, and 10 kilometers south of the active large-scale drilling program of African Minerals Ltd. This property covers 2,396 ha. The prospective Platreef contact zone has been mapped to cross the property for more than 5 kilometers. This zone is not known to have been tested with a large-scale systematic drilling program previously. Applications for prospecting permits will be filed immediately to start surface work to target a drilling program of more than 5000 meters by PTM as soon as possible.

The second property, Tweespalk Property, is located approximately 25 kilometers north of the PPRust Mine along the Platreef contact. This property covers 2177ha and approximately 3km of the prospective contact and again applications will be filed to start work immediately.

A $1,000,000 Brokered Private Placement, previously announced will close with this acquisition.

The Contract provides the Option for PTM to Purchase 100% of the Mineral Rights at any time over three years. The agreement is with a Private Partnership that has brought together previously fragmented mineral rights. PTM has agreed to pay $2.50USD per hectare, $2.75 per hectare and $3.25 per hectare in the Prospecting fees to the mineral rights holders in years one, two and three. PTM can purchase the mineral rights for $475USD per hectare in year one, or $570USD per hectare in year two or $690USD per hectare in year three. If the mineral rights were purchased in year three the cost would be $1.6 million US for War Springs and 1.5 million US for Tweespalk. PTM has also agreed to pay a 1% Net Smelter Returns Royalty to the Mineral Rights holders subject to PTM's right to purchase the NSR at any time for $1,400,000USD. The Mineral Rights holders may require PTM to purchase the NSR upon the commencement of commercial production for $1,400,000USD.

GeoActiv Dynamic Geological Services will be paid a 5% finders fee by PTM on payments to the mineral rights holders when paid. GeoActiv is very experienced in platinum exploration and resource definition. GeoActiv is further engaged by PTM to pursue additional South African acquisitions.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1297	Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Resume Trading
BULLETIN DATE: June 3, 2002
Tier 2 Company

Effective at 12:00 p.m., PST, June 3, 2002, trading in the shares of the Company will resume, an announcement having been made over BCE Emergis Inc.

FORM 45-102F2

DISTRIBUTION REQUIREMENTS UNDER SUBSECTION 2.7(2) OR (3) OF THE MULITILATERAL INSTURMENT 45-102, RESALE OF SECURITIES

REPORTING ISSUER

PLATINUM GROUP METALS LTD. (the "Issuer")
800 – 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

Platinum Group Metals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 29, 2002 of 1,403,572 common shares of Platinum Group Metals, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 3rd day of June 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. MICHAEL JONES
President & C.E.O.

FORM 45-102F2

DISTRIBUTION REQUIREMENTS
UNDER SUBSECTION 2.7(2) OR (3) OF THE
MULITILATERAL INSTURMENT 45-102, RESALE OF SECURITIES

REPORTING ISSUER

PLATINUM GROUP METALS LTD. (the "Issuer")
800 – 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

Platinum Group Metals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 31, 2002 of 70,000 common shares of Platinum Group Metals, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 3rd day of June 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. MICHAEL JONES
President & C.E.O.

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Private Placement-Brokered
BULLETIN DATE: June 4, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced May 9, 2002:

Number of Shares:	3,200,000 shares
Purchase Price:	$0.25 per share
Number of Placees:	7 placees
Agent:	Pacific International Securities
Agents' Fee:	$32,500 & 320,000 agents warrants exercisable for 320,000 common shares for a period of one year at a price of $0.25 per share

The Company must issue a news release if the private placement does not close promptly.

Source MARKET NEWS
Date 06/04/2002
Time 02:01:46 PM
Company Platinum Group Metals Ltd.
Title Private Placement Brokered

DMIS Processed No CDNX Symbol: PTM
Exchange: VSE Symbol: PTM
Exchange: Symbol:
Exchange: Symbol:

Press Release

Private Placement Brokered•• --->@EXCHANGE NOTICE•PLATINUM GROUP METALS LTD. ("PTM")
- Private Placement-Brokered

Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced May 9, 2002:

Number of Shares: 3,200,000 shares
Purchase Price: $0.25 per share
Number of Placees: 7 placees

Agent: Pacific International Securities

Agents' Fee: $32,500 & 320,000 agents warrants exercisable for 320,000 common shares for a period of one year at a price of $0.25 per share

The Company must issue a news release if the private placement does not close promptly.

(c) Market News Publishing Inc. Tel:(604) 689-1101
All rights reserved. Fax:(604) 689-1106
MarketbyFax(tm) - To get the NEWS as it happens, call (604) 689-3041.

•VS20020604+22+000667•~



Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-34 ***NEWS RELEASE*** **JUNE 10, 2002**

TOTAL OUTSIDE COMMITTED FUNDING ON PTM CANADIAN PROJECTS NOW TOTAL $1.55M
PTM Options West Sudbury Basin to Arcata Resources Corporation

Platinum Group Metals Ltd. (PTM: TSX Venture Exchange) is pleased to announce that it has entered into an Option Agreement with Arcata Resources Corp. (ARR: TSX Venture Exchange) whereby Arcata can earn up to a 60% interest in PTM's Levack Block, Windy Lake and Cascaden-Ministic Properties, 1,328 hectares (3,281 acres), located in the very active West Sudbury Basin. The West Sudbury Basin region will see approximately $20 million in exploration and drilling by other companies this year.

To earn its 60% interest, Arcata is required to make cash payments to PTM totaling $135,000 ($35,000 in the first year upon receipt of regulatory approval), issue to PTM 125,000 ARR common shares (25,000 common shares in the first year upon receipt of regulatory approval) and spend $1,500,000 on exploration ($100,000 in the first year, firm commitment) over a five year period. Arcata will also be responsible for maintaining an underlying agreement on part of the Levack and Windy Lake claim blocks, by making cash payments totaling $100,000 over five years. The transaction is subject to regulatory approval.

R. Michael Jones, President of PTM said "The Western Sudbury Basin properties have good potential in one of the most active exploration areas in Canada. The PTM shareholders are now exposed to a total committed outside funding for exploration in Canada of $1.55 million, including two drilling programs for more than 10,000 meters. The Arcata deal could add a third drill program to our portfolio this summer."

PTM is a large landholder surrounding the Lac des Iles palladium mine near Thunder Bay Ontario and owns the Agnew Intrusion Property near Sudbury where Anglo Platinum and Pacific Northwest Capital (PFN: TSX) are continuing drilling. PTM recently announced a significant platinum acquisition on the Bushveld intrusion in South Africa and is actively pursuing further exploration and acquisitions there.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1297	Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

Source MARKET NEWS
Date 06/10/2002
Time 05:31:33 AM
Company Platinum Group Metals Ltd.
Title Three
Properties Optioned in West Sudbury Basin,

DMIS Processed No CDNX Symbol: PTM
Exchange: VSE Symbol: PTM
Exchange: Symbol:
Exchange: Symbol:

Press Release

ARCATA RESOURCES CORP ("ARR-V;ARRRF-O")
PLATINUM GROUP METALS LTD ("PTM-V;PTMQF-O")
- Three Properties Optioned in West Sudbury Basin, Ontario, Canada

Arcata Resources Corp. announces that it has entered into an Option Agreement with Platinum Group Metals Ltd. whereby Arcata can earn up to a 60% interest in PTM's Levack Block, Windy Lake and Cascaden-Ministic Properties located in the West Sudbury Basin. The West Sudbury Basin region will see approximately $20 million in exploration and drilling this year.

To earn its 60% interest Arcata is required to make cash payments to PTM totaling $135,000 ($35,000 in the first year upon receipt of regulatory approval), issue to PTM 125,000 common shares (25,000 common shares in the first year upon receipt of regulatory approval) and spend $1,500,000 on exploration ($100,000 in the first year) over a five year period. Arcata will also be responsible for maintaining an underlying agreement on part of the Levack and Windy Lake claim blocks, by making cash payments totaling $100,000 over five years.

In a News Release dated May 15, 2002 PTM announced the following exploration update with respect to the three properties:

"PTM has completed a ground magnetic geophysical survey and reviewed the regional gravity data and geological setting on the Levack Block 3km north west of the discoveries at the McCreedy West and Levack Mines, Sudbury Ontario. The survey completed in the past few weeks along with the gravity data and the new model for the area, indicate potential for a previously unmapped Offset Dyke and mineralization on the Levack Block.

A significant new embayment of the Sudbury Intrusive Structure was announced in the McCreedy West area on May 15, 2002. Embayments are important structural controls for mineralization along the Sudbury

Intrusive Structure and the mineralization along them commonly extends outwards. There is a 1.9% Nickel occurrence in Sudbury breccia rocks, on surface, on the Levack Block."

The three properties cover 1,328 hectares (3,281 acres) in the very active West Sudbury Basin area.

The acquisition of the PTM properties is subject to regulatory acceptance.

On Behalf of the Board of Directors
ARCATA RESOURCES CORP.
"Len Brownlie"
President

TEL: 604-602-9973 Len Brownlie
FAX: 604-681-5910

(c) Market News Publishing Inc. Tel:(604) 689-1101
All rights reserved. Fax:(604) 689-1106
MarketbyFax(tm) - To get the NEWS as it happens, call (604) 689-3041.

•020610QB+2+000340•~

FORM 53-901F

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2. DATE OF MATERIAL CHANGE

June 3, 2002

ITEM 3. PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 3, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. is pleased to announce that it has acquired the option to purchase 100% of two platinum properties, covering 4,573 hectares in the Northern limb or Platreef Area of the Bushveld Complex.

The first of the two groups is the War Springs Property located south directly along the Platreef contact, 17 kilometers from the currently producing Anglo PPRust Platinum Mine hosting more than 50 million ounces of PGE resources, and 10 kilometers south of the active large-scale drilling program of African Minerals Ltd. This property covers 2,396 ha. Applications for prospecting permits will be filed immediately to start surface work to target a drilling program of more than 5000 meters by PTM as soon as possible.

The second property, Tweespalk Property, is located approximately 25 kilometers north of the PPRust Mine along the Platreef contact. This property covers 2177ha and approximately 3km of the prospective contact and again applications will be filed to start work immediately.

The Contract provides the Option for PTM to Purchase 100% of the Mineral Rights at any time over three years. PTM has agreed to pay $2.50USD per hectare, $2.75 per hectare and $3.25 per hectare in the Prospecting fees to the mineral rights holders in years one, two and three. PTM can purchase the mineral rights for $475USD per hectare in year one, or $570USD per hectare in year two or $690USD per hectare in year three. PTM has also agreed to pay a 1% Net Smelter Returns Royalty to the Mineral Rights holders subject to PTM's right to purchase the NSR at any time for $1,400,000USD. The Mineral Rights holders may require PTM to purchase the NSR upon the commencement of commercial production for $1,400,000USD.

GeoActiv Dynamic Geological Services will be paid a 5% finders fee by PTM on payments to the mineral rights holders when paid.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 3, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

Not Applicable

ITEM 7. OMITTED INFORMATION

Not Applicable

ITEM 8. SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia this 10th day of June 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones,
President & CEO

FORM 53-901F

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2. DATE OF MATERIAL CHANGE

June 7, 2002

ITEM 3. PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 10, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. is pleased to announce that it has entered into an Option Agreement with Arcata Resources Corp. whereby Arcata can earn up to a 60% interest in PTM's Levack Block, Windy Lake and Cascaden-Ministic Properties, 1,328 hectares (3,281 acres), located in the very active West Sudbury Basin.

To earn its 60% interest, Arcata is required to make cash payments to PTM totaling $135,000 ($35,000 in the first year upon receipt of regulatory approval), issue to PTM 125,000 ARR common shares (25,000 common shares in the first year upon receipt of regulatory approval) and spend $1,500,000 on exploration ($100,000 in the first year, firm commitment) over a five year period. Arcata will also be responsible for maintaining an underlying agreement on part of the Levack and Windy Lake claim blocks, by making cash payments totaling $100,000 over five years.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 10, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

Not Applicable

ITEM 7. OMITTED INFORMATION

Not Applicable

ITEM 8. SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia this 10th day of June 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones,
President & CEO

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: June 11, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing an option agreement pursuant to which Platinum Group Metals Ltd. ('Platinum') can earn 100% interest on the Oorlogsfontier &Tweepalk Farms located in South Africa. Consideration is $30,000 and $140,000 in exploration commitments in the first year. In the second year $137,000R payment and $160,000R payment in the third year. Platinum has the option to purchase the mineral rights for US$475/ha in the first year, US$570/ha in the second year and US$690/ha in the third year. The vendors retain a 1% nsr that can be purchased at any time for US$1,400,000. The purchase of the royalty is subject to the prior approval of TSX Venture. A finder's fee of $772 is payable in connection with this acquisition.

Source MARKET NEWS
Date 06/11/2002
Time 01:57:15 PM
Company Platinum Group Metals Ltd.
Title Property Asset Acquisition

DMIS Processed No CDNX Symbol: PTM
Exchange: VSE Symbol: PTM
Exchange: Symbol:
Exchange: Symbol:

Press Release

Property Asset Acquisition•• --->@EXCHANGE NOTICE•PLATINUM GROUP METALS LTD.
("PTM")
- Property-Asset Acquisition

Tier 2 Company
TSX Venture Exchange has accepted for filing an option agreement pursuant to which Platinum Group Metals Ltd. ('Platinum') can earn 100% interest on the Oorlogsfontier &Tweepalk Farms located in South Africa. Consideration is $30,000 and $140,000 in exploration commitments in the first year. In the second year $137,000R payment and $160,000R payment in the third year. Platinum has the option to purchase the mineral rights for US$475/ha in the first year, US$570/ha in the second year and US$690/ha in the third year. The vendors retain a 1% nsr that can be purchased at any time for US$1,400,000. The purchase of the royalty is subject to the prior approval of TSX Venture. A finder's fee of $772 is payable in connection with this acquisition.

(c) Market News Publishing Inc. Tel:(604) 689-1101
All rights reserved. Fax:(604) 689-1106
MarketbyFax(tm) - To get the NEWS as it happens, call (604) 689-3041.

•VS20020611+22+000451•~



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-35 ***NEWS RELEASE*** **JUNE 19, 2002**

PTM Grants South African Team Incentive Stock Options

Platinum Group Metals Ltd. (TSX Venture Exchange: PTM) has granted two principals of GeoActiv Dynamic Geological Services a total of 300,000 incentive stock options, subject to final documentation and regulatory approval. The Options are exercisable at a price of $0.60 per share and will expire after a term of five years.

GeoActiv and the Company recently entered into an agreement whereby GeoActiv will serve as the Company's acquisitions, technical and operational team in the Republic of South Africa. As our consultants in South Africa, GeoActiv was instrumental in our most recent acquisitions of the War Springs and Tweespalk properties along the Platreef contact of the Bushveld Intrusive Complex (see press release dated June 3, 2002). GeoActiv is a highly qualified and respected firm with extensive exploration and development experience. Their clients have included some of the world's largest producers of platinum and palladium and they have worked extensively on projects in the Bushveld area of South Africa. GeoActiv is currently laying the groundwork for exploration and drilling on both of the Company's new South African properties.

Stock options previously issued to purchase 530,000 shares at $0.35 will expire in March 2007 and 1,085,000 stock options at $0.55 will expire January 2005 and March 2007. The Company currently has 21,519,975 shares issued and outstanding and fully diluted shares are 25,472,771. After the Option issuance noted above the Company will have 25,772,771 shares fully diluted.

In addition to its South African properties, PTM is the largest mineral rights holder surrounding the Lac des Iles palladium mine. Lac des Iles is one of only two primary producing platinum or palladium mines in all of North America. The company's Lac des Iles area land position has several drill-ready platinum-palladium targets. Four holes, totaling about 800m, will be drilled by Wheaton River (TSX: WRM) as they incur $200,000 in expenditures pursuant to an option agreement announce by the company on May 10, 2002. PTM also holds significant land positions in the Sudbury area, including all of the Agnew Lake Intrusion, located west of Sudbury. Anglo American Platinum Corporation Limited is currently financing a major exploration program managed by Pacific North West Capital (TSX: PFN) on the Agnew Lake property. Recently PTM brought the total committed funding on Canadian properties up to $1.55M through the agreement with Arcata Resources (TSX Venture Exchange: ARR) to fund exploration on PTM's Western Sudbury Basin Properties.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1297	Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

FORM 53-901F

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2. DATE OF MATERIAL CHANGE

June 19, 2002

ITEM 3. PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated June 19, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (TSX Venture Exchange: PTM) has granted two principals of GeoActiv Dynamic Geological Services a total of 300,000 incentive stock options, subject to final documentation and regulatory approval. The Options are exercisable at a price of $0.60 per share and will expire after a term of five years.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated June 19, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam
Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia this 24th day of June 2002.

Platinum Group Metals Ltd.

"Frank Hallam"

Frank Hallam,
Director



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-36 ***NEWS RELEASE*** **JUNE 26, 2002**

PTM CANADIAN PROJECTS UPDATE

Platinum Group Metals Ltd. (TSX Venture Exchange: PTM) reports that fieldwork is now underway on the Company's Lac des Iles Project located near Thunder Bay, Ontario. Trenching over new showings and drill pad preparation commenced this week. This year's program will include prospecting, geophysics, trenching and diamond drilling. Four diamond drill holes totaling about 800m are to be drilled next week on the Stinger Zone where previous work discovered high grade PGE showings. Several chip and grab samples taken in 2001 returned grades in excess of 7.0 g/tonne of combined pt+pd+au. Details may be found in the New Millennium Metals Corp. news release dated September 4, 2001. Drilling will also test a geophysical conductor located to the south west of the Powder Hill Zone. Wheaton River Minerals Ltd. (TSX: WRM) is funding this year's work under an option agreement with the Company.

PTM's Lac des Iles Project is the largest assemblage of mineral rights surrounding the Lac des Iles Mine operated by North American Palladium Ltd. The Lac des Iles Mine is one of only two primary producing platinum/palladium mines in North America.

Year 2002 programs are also planned or underway on PTM's land positions near Sudbury, Ontario. On the Agnew Lake property, Anglo American Platinum is currently financing a major exploration-drilling program managed by Pacific North West Capital (TSX: PFN). Arcata Resources is funding exploration on PTM's Western Sudbury Basin properties (TSX Venture Exchange: ARR).

Committed year 2002 funding on PTM's Canadian properties now totals $1.55M.

As previously discussed in several news releases, the Company also reports the closing of two previously announced private placements. A non-brokered private placement closed May 30th for 1,403,572 units, with net proceeds of $393,000. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant may be exercised into one common share at a price of $0.36 each. Shares issued are subject to a hold period expiring September 30, 2002. The warrants will expire May 30, 2003. On June 5th a brokered private placement for 3.2 million shares was closed, generating $800,000. The shares are subject to a hold period expiring October 6, 2002. A commission of $51,837 in cash and 319,000 agents warrants exercisable at $0.25 expiring June 6, 2003 was paid in connection with this brokered placement.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1297	Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

FORM 53-901F

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. **REPORTING ISSUER**

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2. **DATE OF MATERIAL CHANGE**

June 26, 2002

ITEM 3. **PRESS RELEASE**

The Issuer issued a press release at Vancouver BC dated June 26, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

The Company reports the closing of two previously announced private placements. A non-brokered private placement closed May 30th, 2002 for 1,403,572 units, and a brokered private placement for 3.2 million shares was closed on June 5th, 2002.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**

See the news release dated June 26, 2002.

ITEM 6. **RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)**

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia this 26th day of June 2002.

Platinum Group Metals Ltd.

"Frank Hallam"

Frank Hallam,
Director

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

By: 
Frank R. Hallam
Director

Date: June 27, 2002